Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142 +1 212 506 5000 orrick.com
Janet A. Barbiere (212) 506-3522 jbarbiere@orrick.com

September 3, 2020

Katherine Hsu

Office of Structured Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Citigroup Commercial Mortgage Trust 2019-GC41 Form 10-K for the Fiscal Year Ended December 31, 2019 Filed March 27, 2020 File No. 333-228597-02

Dear Ms. Hsu:

We are counsel to Citigroup Commercial Mortgage Securities Inc. (the “Registrant”) in connection with the above-captioned Form 10-K (the “Filing”). On behalf of the Registrant, we thank you for your letter, dated August 25, 2020, transmitting the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Filing.

Below is our response, on behalf of the Registrant, to the comment included in your letter. The response follows the Staff’s comment, which has been retyped in italics below.

Exhibit 33.2 – Report on assessment of compliance with servicing criteria for asset-backed securities, Rialto Capital Advisors, LLC, as special servicer

We note that Exhibit 33.2 (servicer assessment of Rialto Capital Advisors, LLC, as special servicer) does not include Citigroup Commercial Trust 2019-GC41 in the list of commercial mortgage-asset-backed securities transactions for which Rialto performed servicing activities during the reporting period, which is attached as Exhibit 1 and

September 3, 2020

defined to constitute the “Platform.” (The list of transactions does include “CGCMT 2019-CG41,” in which the letters “G” and “C” appear in the reverse order.) Please confirm that the “Platform” includes, and that the assessment contained in Exhibit 33.2 applies to, Citigroup Commercial Mortgage Trust 2019-GC41.

Based on the certification by Rialto Capital Advisors, LLC attached as Attachment I hereto and the corrected servicer assessment of Rialto Capital Advisors, LLC attached as Attachment II hereto, the Registrant confirms that the “Platform” includes, and that the assessment contained in Exhibit 33.2 applies to, Citigroup Commercial Mortgage Trust 2019-GC41.

If you have any questions regarding the foregoing, please contact the undersigned at (212) 506-3522.

Sincerely,

/s/ Janet A. Barbiere

Janet A. Barbiere

cc:	Ryan O’Connor, Esq. Richard Simpson

ATTACHMENT I

Certification by Rialto Capital Advisors, LLC

CERTIFICATION

Reference is hereby made to the Management’s Assertion on Compliance with Applicable Regulation AB Servicing Criteria of Rialto Capital Advisors, LLC for the 12-month period ending December 31, 2019 (the “Management’s Assertion”) attached as Exhibit A hereto, which Management’s Assertion was filed as Exhibit 33.2 to the Form 10-K for the fiscal year ended December 31, 2019 of Citigroup Commercial Mortgage Trust 2019-GC41.

Rialto Capital Advisors, LLC hereby certifies to Citigroup Commercial Mortgage Securities Inc. that the “Platform” (as defined in the Management’s Assertion) includes, and that the assessment contained in the Management’s Assertion applies to, Citigroup Commercial Mortgage Trust 2019-GC41.

RIALTO CAPITAL ADVISORS, LLC

By:	/s/ Adam Singer Name: Adam Singer Title: Authorized Signatory

Dated: August 28, 2020

Exhibit A

Management’s Assertion

EX-33.2 4 cik0001783287-ex332_41.htm EX-33.2

Exhibit 33.2

Management's Assertion on Compliance with Applicable

Regulation AB Servicing Criteria

1.

Rialto Capital Advisors, LLC. (the "Asserting Party") is responsible for assessing compliance with the servicing criteria applicable to it under paragraph (d) of Item 1122 of Regulation AB, as of and for the 12-month period ending December 31, 2019 (the "Reporting Period"), as set forth in Appendix A hereto. The transactions covered by this report, include commercial mortgage-asset-backed securities transactions, as listed on Exhibit 1 hereto, for which the Asserting Party served as special servicer, and that were registered with the Securities and Exchange Commission pursuant to the Securities Act of 1933 (the "Platform");

2.

The Asserting Party has engaged certain vendors, which are not servicers as defined in Item 1101(j) of Regulation AB (the "Vendors"), to perform specific, limited or scripted activities, and the Asserting Party elects to take responsibility for assessing compliance with the servicing criteria or portion of the servicing criteria applicable to such Vendors' activities as set forth in Appendix A hereto;

3.

Except as set forth in paragraph 4 below, the Asserting Party used the criteria set forth in paragraph (d) of Item 1122 of Regulation AB to assess the compliance with the applicable servicing criteria;

4.

The criteria listed in the column titled "Inapplicable Servicing Criteria" on Appendix A hereto are inapplicable to the Asserting Party based on the activities it performs, directly or through its Vendors, with respect to the Platform;

5.	The Asserting Party has complied, in all material respects, with the applicable servicing criteria as of December 31, 2019 and for the Reporting Period with respect to the Platform taken as a whole;
6.

The Asserting Party has not identified and is not aware of any material instance of noncompliance by the Vendors with the applicable servicing criteria as of December 31, 2019 and for the Reporting Period with respect to the Platform taken as a whole;

7.

The Asserting Party has not identified any material deficiency in its policies and procedures to monitor the compliance by the Vendors with the applicable servicing criteria as of December 31, 2019 and for the Reporting Period with respect to the Platform taken as a whole; and

8.

Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on the Asserting Party's assessment of compliance with the applicable servicing criteria for the Reporting Period.

February 28, 2020

Name: Adam Singer
Title: Managing Director

Signature:	/s/ Adam Singer

Exhibit 1

Pooling and Servicing Agreements	Applicable Certification Period
WFRBS 2012-C8	January 1, 2019 to December 31, 2019
WFCM 2012-LC5	January 1, 2019 to December 31, 2019
UBS-Barclays 2012-C3	January 1, 2019 to December 31, 2019
UBS-Barclays 2012-C4	January 1, 2019 to December 31, 2019
GSMS 2012-GCJ9	January 1, 2019 to December 31, 2019
JPMCC 2012-LC9	January 1, 2019 to December 31, 2019
COMM 2013-LC6	January 1, 2019 to December 31, 2019
WFRBS 2013-C12	January 1, 2019 to December 31, 2019
UBS-Barclays 2013-C6	January 1, 2019 to December 31, 2019
GSMS 2013-GCJ12	January 1, 2019 to December 31, 2019
WFRBS 2013-C14	January 1, 2019 to December 31, 2019
WFRBS 2011-C5	January 1, 2019 to December 31, 2019
WFCM 2013-LC12	January 1, 2019 to December 31, 2019
WFRBS 2011-C2	January 1, 2019 to December 31, 2019
WFRBS 2011-C3	January 1, 2019 to December 31, 2019
WFRBS 2011-C4	January 1, 2019 to December 31, 2019
UBS-Citigroup 2011-C1	January 1, 2019 to December 31, 2019
UBS 2012-C1	January 1, 2019 to December 31, 2019
WFRBS 2012-C6	January 1, 2019 to December 31, 2019
GSMS 2011-GC3	January 1, 2019 to December 31, 2019
COMM 2013-LC13	January 1, 2019 to December 31, 2019
WFRBS 2013-C16	January 1, 2019 to December 31, 2019
GSMS 2013-GCJ16	January 1, 2019 to December 31, 2019
WFRBS 2013-C17	January 1, 2019 to December 31, 2019
GSMS 2012-GC6	January 1, 2019 to December 31, 2019
MSBAM 2013-C13	January 1, 2019 to December 31, 2019
COMM 2014-CCRE14	January 1, 2019 to December 31, 2019
MSBAM 2014-C14	January 1, 2019 to December 31, 2019
WFRBS 2014-LC14	January 1, 2019 to December 31, 2019
COMM 2014-LC15	January 1, 2019 to December 31, 2019
WFRBS 2014-C20	January 1, 2019 to December 31, 2019
COMM 2014-CCRE18	January 1, 2019 to December 31, 2019
CGCMT 2014-GC23	January 1 , 2019 to December 31, 2019
MSBAM 2014-C17	January 1, 2019 to December 31, 2019
COMM 2014-UBS5	January 1, 2019 to December 31, 2019
MSBAM 2014-C18	January 1, 2019 to December 31, 2019
COMM 2012-CCRE4	January 1, 2019 to December 31, 2019
WFRBS 2014-C24	January 1, 2019 to December 31, 2019
JPMBB 2014-C25	January 1, 2019 to December 31, 2019
LCCM 2014-909	January 1, 2019 to December 31, 2019
WFCM 2014-LC18	January 1, 2019 to December 31, 2019
COMM 2015-DC1	January 1, 2019 to December 31, 2019
GSMS 2015-GC28	January 1, 2019 to December 31, 2019
WFCM 2015-C27	January 1, 2019 to December 31, 2019
WFCM 2015-LC20	January 1, 2019 to December 31, 2019
WFCM 2015-NXS1	January 1, 2019 to December 31, 2019
CSAIL 2015-C2	January 1, 2019 to December 31, 2019
WFCM 2015-NXS2	January 1, 2019 to December 31, 2019
COMM 2015-PC1	January 1, 2019 to December 31, 2019
CSAIL 2015-C3	January 1, 2019 to December 31, 2019
WFCM 2015-SG1	January 1, 2019 to December 31, 2019

WFCM 2015-LC22	January 1, 2019 to December 31, 2019
COMM 2015-CCRE27	January 1, 2019 to December 31, 2019
WFCM 2015-NXS4	January 1, 2019 to December 31, 2019
MSCI 2015-UBS8	January 1, 2019 to December 31, 2019
CSAIL 2016-C5	January 1, 2019 to December 31, 2019
WFCM 2016-C32	January 1, 2019 to December 31, 2019
WFCM 2016-NXS5	January 1, 2019 to December 31, 2019
CGCMT 2015-GC27	January 1, 2019 to December 31, 2019
WFCM 2016-C33	January 1, 2019 to December 31, 2019
MSBAM 2016-C29	January 1, 2019 to December 31, 2019
CFCRE 2016-C4	January 1, 2019 to December 31, 2019
GSMS 2016-GS2 (Special Servicer solely for the Veritas Multifamily Pool 2 only)	January 1, 2019 to December 31, 2019
BACM 2016-UBS10	January 1, 2019 to December 31, 2019
SGCMS 2016-C5	January 1, 2019 to December 31, 2019
WFCM 2016-BNK1	January 1, 2019 to December 31, 2019
CD 2016-CD1	January 1, 2019 to December 31, 2019
GSMS 2016-GS3	January 1, 2019 to December 31, 2019
MSBAM 2016-C31	January 1, 2019 to December 31, 2019
CGCMT 2016-C3	January 1, 2019 to December 31, 2019
CFCRE 2016-C6	January 1, 2019 to December 31, 2019
CSAIL 2016-C7	January 1, 2019 to December 31, 2019
MSCI 2016-UBS12	January 1, 2019 to December 31, 2019
BBCMS 2017-C1	January 1, 2019 to December 31, 2019
GSMS 2017-GS5	January 1, 2019 to December 31, 2019
CGCMT 2017-P7	January 1, 2019 to December 31, 2019
BANK 2017-BNK4	January 1, 2019 to December 31, 2019
CD 2017-CD4	January 1, 2019 to December 31, 2019
CFCRE 2017-C8	January 1, 2019 to December 31, 2019
JPMCC 2017-JP6	January 1, 2019 to December 31, 2019
CD 2017-CD5	January 1, 2019 to December 31, 2019
GSMS 2017-GS7	January 1, 2019 to December 31, 2019
BANK 2017-BNK7	January 1, 2019 to December 31, 2019
CSAIL 2017-CX9	January 1, 2019 to December 31, 2019
UBS 2017-C4	January 1, 2019 to December 31, 2019
UBS 2017-C6	January 1, 2019 to December 31, 2019
BANK 2017-BNK9	January 1, 2019 to December 31, 2019
GSMS 2018-GS9	January 1, 2019 to December 31, 2019
UBS 2018-C9	January 1, 2019 to December 31, 2019
MSCI 2012-C5	January 1, 2019 to December 31, 2019
WFCM 2018-C44	January 1, 2019 to December 31, 2019
UBS 2018-C10	January 1, 2019 to December 31, 2019
WFCM 2015-C30	January 1, 2019 to December 31, 2019
JPMBB 2014-C23	January 1, 2019 to December 31, 2019
MSBAM 2014-C19	January 1, 2019 to December 31, 2019
COMM 2015-LC21	January 1, 2019 to December 31, 2019
MSCI 2015-C20	January 1, 2019 to December 31, 2019
JPMBB 2015-C31	January 1, 2019 to December 31, 2019
GSMS 2018-GS10	January 1, 2019 to December 31, 2019
CD 2018-CD7	January 1, 2019 to December 31, 2019
GSMS 2018-3PCK	January 1, 2019 to December 31, 2019
BANK 2018-BNK14	January 1, 2019 to December 31, 2019
DBGS 2018-C1	January 1, 2019 to December 31, 2019
CSAIL 2018-C14	January 1, 2019 to December 31, 2019

UBS 2018-C14	January 1, 2019 to December 31, 2019
ILPT 2019-SURF	March 7, 2019 to December 31, 2019
MSCI 2019-L2	March 12, 2019 to December 31, 2019
WFCM 2019-C50	May 14, 2019 to December 31, 2019
BANK 2019-BNK18	May 31, 2019 to December 31, 2019
WFCM 2015-P2	May 31, 2019 to December 31, 2019
BMARK 2019-B11	June 17, 2019 to December 31, 2019
CGCMT 2019-CG41	August 20, 2019 to December 31, 2019
BBCMS 2019-C4	August 28, 2019 to December 31, 2019
COMM 2014-CCRE15	August 29, 2019 to December 31, 2019
UBSCM 2019-C17	October 15, 2019 to December 31, 2019
BANK 2019-BNK21	October 23, 2019 to December 31, 2019
CGCMT 2019-GC43	November 13, 2019 to December 31, 2019
FS RIALTO 2019-FL1	December 5, 2019 to December 31, 2019
CSAIL 2019-C18	December 12, 2019 to December 31, 2019
COMM 2019-GC44	December 12, 2019 to December 31, 2019
UBS 2019-C18	December 20, 2019 to December 31, 2019

APPENDIX A

SERVICING CRITERIA
Reference	Criteria	Performed by Servicer	Inapplicable Servicing Criteria
General Servicing Considerations
1122(d)(1)(i)	Policies and procedures are instituted to monitor any performance or other triggers and events of default in accordance with the transaction agreements.	X
1122 (d)(1)(ii)	If any material servicing activities are outsourced to third parties, policies and procedures are instituted to monitor the third party's performance and compliance with such servicing activities.	X1
1122(d)(1)(iii)	Any requirements in the transaction agreements to maintain a back-up servicer for the [pool assets] are maintained.		X
1122(d)(1)(iv)

A fidelity bond and errors and omissions policy is in effect on the party participating in the servicing function throughout the reporting period in the amount of coverage required by and otherwise in accordance with the terms of the transaction agreements.

X
1122(d)(i)(v)	Aggregation of information, as applicable, is mathematically accurate and the information conveyed accurately reflects the information.	X
Cash Collection and Administration
1122(d)(2)(i)

Payments on [pool assets] are deposited into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days following receipt, or such other number of days specified in the transaction agreements.

X
1122 (d)(2)(ii)	Disbursements made via wire transfer on behalf of an obligor or to an investor are made only by authorized personnel.		X3
1122(d)(2)(iii)

Advances of funds or guarantees regarding collections,

cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the transaction agreements.

X3
1122(d)(2)(iv)

The related accounts for the transaction, such as cash reserve accounts or accounts established as a form of overcollateralization, are separately maintained (e.g., with respect to commingling of cash) as set forth in the transaction agreements.

X
1122(d)(2)(v)

Each custodial account is maintained at a federally insured depository institution as set forth in the transaction agreements. For purposes of this criterion, "federally insured depository institution" with respect to a foreign financial institution means a foreign financial institution that meets the requirements of Rule 13k-1(b)(1) of the Securities Exchange Act.

X
1122(d)(2)(vi)	Unissued checks are safeguarded so as to prevent unauthorized access.	X

SERVICING CRITERIA
Reference	Criteria	Performed by Servicer	Inapplicable Servicing Criteria
1122(d)(2)(vii)

Reconciliations are prepared on a monthly basis for all asset-backed securities related bank accounts, including custodial accounts and related bank clearing accounts. These reconciliations are (A) mathematically accurate; (B) prepared within 30 calendar days after the bank statement cutoff date, or such other number of days specified in the transaction agreements; (C) reviewed and approved by someone other than the person who prepared the reconciliation; and (D) contain explanations for reconciling items. These reconciling items are resolved within 90 calendar days of their original identification, or such other number of days specified in the transaction agreements.

X
Investor Remittances and Reporting
1122(d)(3)(i)

Reports to investors, including those to be filed with the Commission, are maintained in accordance with the transaction agreements and applicable Commission requirements. Specifically, such reports (A) are prepared in accordance with timeframes and other terms set forth in the transaction agreements; (B) provide information calculated in accordance with the terms specified in the transaction agreements; (C) are filed with the Commission as required by its rules and regulations; and (D) agree with investors' or the trustee's records as to the total unpaid principal balance and number of [pool assets] serviced by the Servicer.

X4
1122(d)(3)(ii)	Amounts due to investors are allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.		X
1122(d)(3)(iii)	Disbursements made to an investor are posted within two business days to the Servicer's investor records, or such other number of days specified in the transaction agreements.		X
1122(d)(3)(iv)	Amounts remitted to investors per the investor reports agree with cancelled checks, or other form of payment, or custodial bank statements.		X
Pool Asset Administration
1122(d)(4)(i)	Collateral or security on [pool assets] is maintained as required by the transaction agreements or related mortgage loan documents.	X
1122(d)(4)(ii)	[pool asset] and related documents are safeguarded as required by the transaction agreements	X
1122(d)(4)(iii)	Any additions, removals or substitutions to the asset pool are made, reviewed and approved in accordance with any conditions or requirements in the transaction agreements.	X
1122(d)(4)(iv)

Payments on [pool assets], including any payoffs, made in accordance with the related [pool asset] documents are posted to the Servicer's obligor records maintained no more than two business days after receipt, or such other number of days specified in the transaction agreements, and allocated to principal, interest or other items (e.g., escrow) in accordance with the related [pool asset] documents.

X2
1122(d)(4)(v)	The Servicer's records regarding the [pool assets] agree with the Servicer's records with respect to an obligor's unpaid principal balance.		X
1122(d)(4)(vi)

Changes with respect to the terms or status of an obligor's [pool assets] (e.g., loan modifications or re- agings) are made, reviewed and approved by authorized personnel in accordance with the transaction agreements and related pool asset documents.

X
1122(d)(4)(vii)

Loss mitigation or recovery actions (e.g., forbearance plans, modifications and deeds in lieu of foreclosure,

foreclosures and repossessions, as applicable) are initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements.

X

SERVICING CRITERIA
Reference	Criteria	Performed by Servicer	Inapplicable Servicing Criteria
1122(d)(4)(viii)

Records documenting collection efforts are maintained during the period a [pool asset] is delinquent in accordance with the transaction agreements. Such records are maintained on at least a monthly basis, or such other period specified in the transaction agreements, and describe the entity's activities in monitoring delinquent [pool assets] including, for example, phone calls, letters and payment rescheduling plans in cases where delinquency is deemed temporary (e.g., illness or unemployment).

X
1122(d)(4)(ix)	Adjustments to interest rates or rates of return for [pool assets] with variable rates are computed based on the related [pool asset] documents.		X
1122(d)(4)(x)

Regarding any funds held in trust for an obligor (such as escrow accounts): (A) such funds are analyzed, in accordance with the obligor's [pool asset] documents, on at least an annual basis, or such other period specified in the transaction agreements; (B) interest on such funds is paid, or credited, to obligors in accordance with applicable [pool asset] documents and state laws; and (C) such funds are returned to the obligor within 30 calendar days of full repayment of the related [pool assets], or such other number of days specified in the transaction agreements.

X
1122(d)(4)(xi)

Payments made on behalf of an obligor (such as tax or insurance payments) are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the Servicer at least 30 calendar days prior to these dates, or such other number of days specified in the transaction agreements.

X
1122(d)(4)(xii)

Any late payment penalties in connection with any payment to be made on behalf of an obligor are paid from the Servicer's funds and not charged to the obligor, unless the late payment was due to the obligor's error or omission.

X
1122(d)(4)(xiii)

Disbursements made on behalf of an obligor are posted within two business days to the obligor's records maintained by the Servicer, or such other number of days specified in the transaction agreements.

X
1122(d) (4) (xiv)	Delinquencies, charge-offs and uncollectible accounts are recognized and recorded in accordance with the transaction agreements.		X
1122(d)(4)(xv)	Any external enhancement or other support, identified in Item 1114(a)(1) through (3) or Item 1115 of Regulation AB, is maintained as set forth in the transaction agreements.		X

Xl- Rialto Capital Advisors, LLC performs the activities pertaining to this criterion, except for specific, limited activities performed by its third-party property managers relating to REO Property, if any. Rialto has elected to take responsibility for assessing compliance with these servicing criteria with respect to the activities of its third-party property managers.

X2-Primary responsibility for processing borrower payments rests with the Master Servicer, however, Rialto Capital Advisors, LLC may from time to time receive payments on an exception basis which are forwarded to the Master Servicer in accordance with such criteria. The criteria is marked applicable as Rialto Capital Advisors, LLC had instances or activity relating to this criteria for the calendar year of January 1, 2019 to December 31, 2019.

X3-Rialto Capital Advisors, LLC performs the activities under the criteria, however the related criteria are marked inapplicable as Rialto did not have instances/activity during the calendar year of January 1, 2019 and ending on December 31, 2019 relating to the criteria.

X4-Only items (A) and (B) of the Servicing Criteria are applicable to Rialto Capital Advisors, LLC as special servicer. Items (C) and (D) are inapplicable as the responsibility for filing reports with the Commission and agreeing totals to the Servicer records rests with the Trustee and/or Certificate Administrator, as applicable.7

ATTACHMENT II

Corrected servicer assessment of Rialto Capital Advisors, LLC

Management’s Assertion on Compliance with Applicable
Regulation AB Servicing Criteria

1.	Rialto Capital Advisors, LLC. (the “Asserting Party”) is responsible for assessing compliance with the servicing criteria applicable to it under paragraph (d) of Item 1122 of Regulation AB, as of and for the 12-month period ending December 31, 2019 (the “Reporting Period”), as set forth in Appendix A hereto. The transactions covered by this report, include commercial mortgage-asset-backed securities transactions, as listed on Exhibit 1 hereto, for which the Asserting Party served as special servicer, and that were registered with the Securities and Exchange Commission pursuant to the Securities Act of 1933 (the “Platform”);

2.	The Asserting Party has engaged certain vendors, which are not servicers as defined in Item 1101(j) of Regulation AB (the “Vendors”), to perform specific, limited or scripted activities, and the Asserting Party elects to take responsibility for assessing compliance with the servicing criteria or portion of the servicing criteria applicable to such Vendors’ activities as set forth in Appendix A hereto;

3.	Except as set forth in paragraph 4 below, the Asserting Party used the criteria set forth in paragraph (d) of Item 1122 of Regulation AB to assess the compliance with the applicable servicing criteria;

4.	The criteria listed in the column titled “Inapplicable Servicing Criteria” on Appendix A hereto are inapplicable to the Asserting Party based on the activities it performs, directly or through its Vendors, with respect to the Platform;

5.	The Asserting Party has complied, in all material respects, with the applicable servicing criteria as of December 31, 2019 and for the Reporting Period with respect to the Platform taken as a whole;

6.	The Asserting Party has not identified and is not aware of any material instance of noncompliance by the Vendors with the applicable servicing criteria as of December 31, 2019 and for the Reporting Period with respect to the Platform taken as a whole;

7.	The Asserting Party has not identified any material deficiency in its policies and procedures to monitor the compliance by the Vendors with the applicable servicing criteria as of December 31, 2019 and for the Reporting Period with respect to the Platform taken as a whole; and

8.	Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on the Asserting Party’s assessment of compliance with the applicable servicing criteria for the Reporting Period.

August  28 , 2020

Name: Adam Singer

Title: Managing Director

Signature:                 /s/ Adam Singer

Exhibit 1

Pooling and Servicing Agreements	Applicable Certification Period
WFRBS 2012-C8	January 1, 2019 to December 31, 2019
WFCM 2012-LC5	January 1, 2019 to December 31, 2019
UBS-Barclays 2012-C3	January 1, 2019 to December 31, 2019
UBS-Barclays 2012-C4	January 1, 2019 to December 31, 2019
GSMS 2012-GCJ9	January 1, 2019 to December 31, 2019
JPMCC 2012-LC9	January 1, 2019 to December 31, 2019
COMM 2013-LC6	January 1, 2019 to December 31, 2019
WFRBS 2013-C12	January 1, 2019 to December 31, 2019
UBS-Barclays 2013-C6	January 1, 2019 to December 31, 2019
GSMS 2013-GCJ12	January 1, 2019 to December 31, 2019
WFRBS 2013-C14	January 1, 2019 to December 31, 2019
WFRBS 2011-C5	January 1, 2019 to December 31, 2019
WFCM 2013-LC12	January 1, 2019 to December 31, 2019
WFRBS 2011-C2	January 1, 2019 to December 31, 2019
WFRBS 2011-C3	January 1, 2019 to December 31, 2019
WFRBS 2011-C4	January 1, 2019 to December 31, 2019
UBS-Citigroup 2011-C1	January 1, 2019 to December 31, 2019
UBS 2012-C1	January 1, 2019 to December 31, 2019
WFRBS 2012-C6	January 1, 2019 to December 31, 2019
GSMS 2011-GC3	January 1, 2019 to December 31, 2019
COMM 2013-LC13	January 1, 2019 to December 31, 2019
WFRBS 2013-C16	January 1, 2019 to December 31, 2019
GSMS 2013-GCJ16	January 1, 2019 to December 31, 2019
WFRBS 2013-C17	January 1, 2019 to December 31, 2019
GSMS 2012-GC6	January 1, 2019 to December 31, 2019
MSBAM 2013-C13	January 1, 2019 to December 31, 2019
COMM 2014-CCRE14	January 1, 2019 to December 31, 2019
MSBAM 2014-C14	January 1, 2019 to December 31, 2019
WFRBS 2014-LC14	January 1, 2019 to December 31, 2019
COMM 2014-LC15	January 1, 2019 to December 31, 2019
WFRBS 2014-C20	January 1, 2019 to December 31, 2019
COMM 2014-CCRE18	January 1, 2019 to December 31, 2019
CGCMT 2014-GC23	January 1 , 2019 to December 31, 2019
MSBAM 2014-C17	January 1, 2019 to December 31, 2019
COMM 2014-UBS5	January 1, 2019 to December 31, 2019
MSBAM 2014-C18	January 1, 2019 to December 31, 2019
COMM 2012-CCRE4	January 1, 2019 to December 31, 2019
WFRBS 2014-C24	January 1, 2019 to December 31, 2019
JPMBB 2014-C25	January 1, 2019 to December 31, 2019
LCCM 2014-909	January 1, 2019 to December 31, 2019
WFCM 2014-LC18	January 1, 2019 to December 31, 2019

COMM 2015-DC1	January 1, 2019 to December 31, 2019
GSMS 2015-GC28	January 1, 2019 to December 31, 2019
WFCM 2015-C27	January 1, 2019 to December 31, 2019
WFCM 2015-LC20	January 1, 2019 to December 31, 2019
WFCM 2015-NXS1	January 1, 2019 to December 31, 2019
CSAIL 2015-C2	January 1, 2019 to December 31, 2019
WFCM 2015-NXS2	January 1, 2019 to December 31, 2019
COMM 2015-PC1	January 1, 2019 to December 31, 2019
CSAIL 2015-C3	January 1, 2019 to December 31, 2019
WFCM 2015-SG1	January 1, 2019 to December 31, 2019
WFCM 2015-LC22	January 1, 2019 to December 31, 2019
COMM 2015-CCRE27	January 1, 2019 to December 31, 2019
WFCM 2015-NXS4	January 1, 2019 to December 31, 2019
MSCI 2015-UBS8	January 1, 2019 to December 31, 2019
CSAIL 2016-C5	January 1, 2019 to December 31, 2019
WFCM 2016-C32	January 1, 2019 to December 31, 2019
WFCM 2016-NXS5	January 1, 2019 to December 31, 2019
CGCMT 2015-GC27	January 1, 2019 to December 31, 2019
WFCM 2016-C33	January 1, 2019 to December 31, 2019
MSBAM 2016-C29	January 1, 2019 to December 31, 2019
CFCRE 2016-C4	January 1, 2019 to December 31, 2019
GSMS 2016-GS2 (Special Servicer solely for the Veritas Multifamily Pool 2 only)	January 1, 2019 to December 31, 2019
BACM 2016-UBS10	January 1, 2019 to December 31, 2019
SGCMS 2016-C5	January 1, 2019 to December 31, 2019
WFCM 2016-BNK1	January 1, 2019 to December 31, 2019
CD 2016-CD1	January 1, 2019 to December 31, 2019
GSMS 2016-GS3	January 1, 2019 to December 31, 2019
MSBAM 2016-C31	January 1, 2019 to December 31, 2019
CGCMT 2016-C3	January 1, 2019 to December 31, 2019
CFCRE 2016-C6	January 1, 2019 to December 31, 2019
CSAIL 2016-C7	January 1, 2019 to December 31, 2019
MSCI 2016-UBS12	January 1, 2019 to December 31, 2019
BBCMS 2017-C1	January 1, 2019 to December 31, 2019
GSMS 2017-GS5	January 1, 2019 to December 31, 2019
CGCMT 2017-P7	January 1, 2019 to December 31, 2019
BANK 2017-BNK4	January 1, 2019 to December 31, 2019
CD 2017-CD4	January 1, 2019 to December 31, 2019
CFCRE 2017-C8	January 1, 2019 to December 31, 2019
JPMCC 2017-JP6	January 1, 2019 to December 31, 2019
CD 2017-CD5	January 1, 2019 to December 31, 2019
GSMS 2017-GS7	January 1, 2019 to December 31, 2019
BANK 2017-BNK7	January 1, 2019 to December 31, 2019
CSAIL 2017-CX9	January 1, 2019 to December 31, 2019
UBS 2017-C4	January 1, 2019 to December 31, 2019
UBS 2017-C6	January 1, 2019 to December 31, 2019
BANK 2017-BNK9	January 1, 2019 to December 31, 2019
GSMS 2018-GS9	January 1, 2019 to December 31, 2019
UBS 2018-C9	January 1, 2019 to December 31, 2019

MSCI 2012-C5	January 1, 2019 to December 31, 2019
WFCM 2018-C44	January 1, 2019 to December 31, 2019
UBS 2018-C10	January 1, 2019 to December 31, 2019
WFCM 2015-C30	January 1, 2019 to December 31, 2019
JPMBB 2014-C23	January 1, 2019 to December 31, 2019
MSBAM 2014-C19	January 1, 2019 to December 31, 2019
COMM 2015-LC21	January 1, 2019 to December 31, 2019
MSCI 2015-C20	January 1, 2019 to December 31, 2019
JPMBB 2015-C31	January 1, 2019 to December 31, 2019
GSMS 2018-GS10	January 1, 2019 to December 31, 2019
CD 2018-CD7	January 1, 2019 to December 31, 2019
GSMS 2018-3PCK	January 1, 2019 to December 31, 2019
BANK 2018-BNK14	January 1, 2019 to December 31, 2019
DBGS 2018-C1	January 1, 2019 to December 31, 2019
CSAIL 2018-C14	January 1, 2019 to December 31, 2019
UBS 2018-C14	January 1, 2019 to December 31, 2019
ILPT 2019-SURF	March 7, 2019 to December 31, 2019
MSCI 2019-L2	March 12, 2019 to December 31, 2019
WFCM 2019-C50	May 14, 2019 to December 31, 2019
BANK 2019-BNK18	May 31, 2019 to December 31, 2019
WFCM 2015-P2	May 31, 2019 to December 31, 2019
BMARK 2019-B11	June 17, 2019 to December 31, 2019
CGCMT 2019-GC41	August 20, 2019 to December 31, 2019
BBCMS 2019-C4	August 28, 2019 to December 31, 2019
COMM 2014-CCRE15	August 29, 2019 to December 31, 2019
UBSCM 2019-C17	October 15, 2019 to December 31, 2019
BANK 2019-BNK21	October 23, 2019 to December 31, 2019
CGCMT 2019-GC43	November 13, 2019 to December 31, 2019
FS RIALTO 2019-FL1	December 5, 2019 to December 31, 2019
CSAIL 2019-C18	December 12, 2019 to December 31, 2019
COMM 2019-GC44	December 12, 2019 to December 31, 2019
UBS 2019-C18	December 20, 2019 to December 31, 2019

APPENDIX A

SERVICING CRITERIA
Reference	Criteria	Performed by Servicer	Inapplicable Servicing Criteria
General Servicing Considerations
1122(d)(1)(i)	Policies and procedures are instituted to monitor any performance or other triggers and events of default in accordance with the transaction agreements.	X
1122(d)(1)(ii)	If any material servicing activities are outsourced to third parties, policies and procedures are instituted to monitor the third party’s performance and compliance with such servicing activities.	X1
1122(d)(1)(iii)	Any requirements in the transaction agreements to maintain a back-up servicer for the [pool assets] are maintained.		X
1122(d)(1)(iv)	A fidelity bond and errors and omissions policy is in effect on the party participating in the servicing function throughout the reporting period in the amount of coverage required by and otherwise in accordance with the terms of the transaction agreements.	X

1122(d)(i)(v)	Aggregation of information, as applicable, is mathematically accurate and the information conveyed accurately reflects the information.	X
Cash Collection and Administration
1122(d)(2)(i)	Payments on [pool assets] are deposited into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days following receipt, or such other number of days specified in the transaction agreements.	X
1122(d)(2)(ii)	Disbursements made via wire transfer on behalf of an obligor or to an investor are made only by authorized personnel.		X3
1122(d)(2)(iii)	Advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the transaction agreements.		X3
1122(d)(2)(iv)	The related accounts for the transaction, such as cash reserve accounts or accounts established as a form of overcollateralization, are separately maintained (e.g., with respect to commingling of cash) as set forth in the transaction agreements.	X
1122(d)(2)(v)	Each custodial account is maintained at a federally insured depository institution as set forth in the transaction agreements. For purposes of this criterion, “federally insured depository institution” with respect to a foreign financial institution means a foreign financial institution that meets the requirements of Rule 13k-1(b)(1) of the Securities Exchange Act.	X
1122(d)(2)(vi)	Unissued checks are safeguarded so as to prevent unauthorized access.	X
1122(d)(2)(vii)	Reconciliations are prepared on a monthly basis for all asset- backed securities related bank accounts, including custodial accounts and related bank clearing accounts. These reconciliations are (A) mathematically accurate; (B) prepared within 30 calendar days after the bank statement cutoff date, or such other number of days specified in the transaction agreements; (C) reviewed and approved by someone other than the person who prepared the reconciliation; and (D) contain explanations for reconciling items. These reconciling items are resolved within 90 calendar days of their original identification, or such other number of days specified in the transaction agreements.	X
Investor Remittances and Reporting
1122(d)(3)(i)	Reports to investors, including those to be filed with the Commission, are maintained in accordance with the transaction agreements and applicable Commission requirements. Specifically, such reports (A) are prepared in accordance with timeframes and other terms set forth in the transaction agreements; (B) provide information calculated in accordance with the terms specified in the transaction agreements; (C) are filed with the Commission as required by its rules and regulations; and (D) agree with investors’ or the trustee’s records as to the total unpaid principal balance and number of [pool assets] serviced by the Servicer.	X4
1122(d)(3)(ii)	Amounts due to investors are allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.		X
1122(d)(3)(iii)	Disbursements made to an investor are posted within two business days to the Servicer’s investor records, or such other number of days specified in the transaction agreements.		X

1122(d)(3)(iv)	Amounts remitted to investors per the investor reports agree with cancelled checks, or other form of payment, or custodial bank statements.		X
Pool Asset Administration
1122(d)(4)(i)	Collateral or security on [pool assets] is maintained as required by the transaction agreements or related mortgage loan documents.	X
1122(d)(4)(ii)	[pool asset] and related documents are safeguarded as required by the transaction agreements	X
1122(d)(4)(iii)	Any additions, removals or substitutions to the asset pool are made, reviewed and approved in accordance with any conditions or requirements in the transaction agreements.	X
1122(d)(4)(iv)	Payments on [pool assets], including any payoffs, made in accordance with the related [pool asset] documents are posted to the Servicer’s obligor records maintained no more than two business days after receipt, or such other number of days specified in the transaction agreements, and allocated to principal, interest or other items (e.g., escrow) in accordance with the related [pool asset] documents.	X2
1122(d)(4)(v)	The Servicer’s records regarding the [pool assets] agree with the Servicer’s records with respect to an obligor’s unpaid principal balance.		X
1122(d)(4)(vi)	Changes with respect to the terms or status of an obligor's [pool assets] (e.g., loan modifications or re-agings) are made, reviewed and approved by authorized personnel in accordance with the transaction agreements and related pool asset documents.	X
1122(d)(4)(vii)	Loss mitigation or recovery actions (e.g., forbearance plans, modifications and deeds in lieu of foreclosure, foreclosures and repossessions, as applicable) are initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements.	X
1122(d)(4)(viii)	Records documenting collection efforts are maintained during the period a [pool asset] is delinquent in accordance with the transaction agreements. Such records are maintained on at least a monthly basis, or such other period specified in the transaction agreements, and describe the entity’s activities in monitoring delinquent [pool assets] including, for example, phone calls, letters and payment rescheduling plans in cases where delinquency is deemed temporary (e.g., illness or unemployment).	X
1122(d)(4)(ix)	Adjustments to interest rates or rates of return for [pool assets] with variable rates are computed based on the related [pool asset] documents.		X
1122(d)(4)(x)	Regarding any funds held in trust for an obligor (such as escrow accounts): (A) such funds are analyzed, in accordance with the obligor’s [pool asset] documents, on at least an annual basis, or such other period specified in the transaction agreements; (B) interest on such funds is paid, or credited, to obligors in accordance with applicable [pool asset] documents and state laws; and (C) such funds are returned to the obligor within 30 calendar days of full repayment of the related [pool assets], or such other number of days specified in the transaction agreements.		X
1122(d)(4)(xi)	Payments made on behalf of an obligor (such as tax or insurance payments) are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the Servicer at least 30 calendar days prior to these dates, or such other number of days specified in the transaction agreements.		X

1122(d)(4)(xii)	Any late payment penalties in connection with any payment to be made on behalf of an obligor are paid from the Servicer’s funds and not charged to the obligor, unless the late payment was due to the obligor’s error or omission.	X
1122(d)(4)(xiii)	Disbursements made on behalf of an obligor are posted within two business days to the obligor’s records maintained by the Servicer, or such other number of days specified in the transaction agreements.	X
1122(d)(4)(xiv)	Delinquencies, charge-offs and uncollectible accounts are recognized and recorded in accordance with the transaction agreements.	X
1122(d)(4)(xv)	Any external enhancement or other support, identified in Item 1114(a)(1) through (3) or Item 1115 of Regulation AB, is maintained as set forth in the transaction agreements.	X

X1- Rialto Capital Advisors, LLC performs the activities pertaining to this criterion, except for specific, limited activities performed by its third-party property managers relating to REO Property, if any. Rialto has elected to take responsibility for assessing compliance with these servicing criteria with respect to the activities of its third-party property managers.

X2-Primary responsibility for processing borrower payments rests with the Master Servicer, however, Rialto Capital Advisors, LLC may from time to time receive payments on an exception basis which are forwarded to the Master Servicer in accordance with such criteria. The criteria is marked applicable as Rialto Capital Advisors, LLC had instances or activity relating to this criteria for the calendar year of January 1, 2019 to December 31, 2019.

X3-Rialto Capital Advisors, LLC performs the activities under the criteria, however the related criteria are marked inapplicable as Rialto did not have instances/activity during the calendar year of January 1, 2019 and ending on December 31, 2019 relating to the criteria.

X4-Only items (A) and (B) of the Servicing Criteria are applicable to Rialto Capital Advisors, LLC as special servicer. Items (C) and (D) are inapplicable as the responsibility for filing reports with the Commission and agreeing totals to the Servicer records rests with the Trustee and/or Certificate Administrator, as applicable.